Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Era Group Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, subscription rights, purchase contracts, and units and to the incorporation by reference therein of our report dated March 8, 2018 (except Note 1 and Note 10, as to which the date is March 7, 2019), with respect to the consolidated financial statements of Era Group Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
June 28, 2019